
SOLVAY

SOLVAY

SECRETARIAT GENERAL - CORPORATE COMMUNICATIONS

SG-CC : MJT




The Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)

450 Fifth Street, N.W.

USA - WASHINGTON, D.C. 20549
(United States)

Brussels, June 18, 2003

Attention : Special Counsel/Office of International Corporate Finance

Dear Sirs,

Reference : 82-2691

This letter is furnished to the Securities and Exchange Commission ("SEC") to update the filing made in order to establish the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by rule 12g3-2(b) thereunder for the common stock (no par value) of Solvay S.A. (formerly Solvay & Cie S.A.) ("the Company").

Attached is copy of the latest press release issued by the Company.

This information is being furnished under paragraph (b) (l) (I) of Rule 12g3-2 under the Exchange Act, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documentation shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Enclosure

dlw 6/30

Marie-Jeanne Marchal,
External & Financial Communications Officer

Marie-Jeanne.Marchal@Solvay.com
Tel : 32/2/509.68.27


SOLVAY

PRESS RELEASE

Press contact Tel. : 32/2/509 72 30
e-mail : martial.tardy@solvay.com
Investor Relations Tel. : 32/2/509 60 16
e-mail : investor.relations@solvay.com
Internet : www.solvaypress.com

Embargo: June 18, 2003 at 8h30 (Brussels time)

Solvay in New Partnership to Launch Industrial Operations on Growing Russian PVC Compounds Market

Solvay announces today that it has signed an agreement with Nikos, a private Russian industrial group, to create Soligran, a polyvinyl chloride (PVC) compounds joint venture in Russia. The new company, of which both partners will hold 50%, is scheduled to be operational from the autumn of 2003, pending approval of the Russian authorities. It will mark the return of Solvay's industrial activities in Russia after 85 years.

With the support of technology transferred from Solvay, Soligran will operate in two plants to serve the large regional needs. The plants are located in Tver, which lies 170 km north of Moscow, and in Volgograd, where Nikos is already operating integrated vinyl chloride monomer (VCM) and PVC production units. Soligran is expected to set up a total annual production capacity of more than 40.000 tons of PVC compounds within the next two years.

Solvay and Nikos are creating Soligran in the framework of a rapidly expanding market for PVC compounds in Russia. Producing locally, the joint venture will be able to supply fast-growing local processors with a prime-rate product at competitive prices, which will enable them to manufacture and to sell superior quality goods to the cabling and building industries, among others.

Nikos is a diversified financial and industrial group, which evolved from a research and production cooperative created in 1990 by a team of scientists from Moscow University's Physics Faculty. It had total sales of some USD 150 million in 2001 and USD 200 million in 2002, with key assets in the chemical industry in Volgograd, as well as in the banking and financial sector.

Solvay is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more than 30,000 people in 50 countries. In 2002 its consolidated sales amounted to EUR 7.9 billion, generated by its four sectors of activity: Chemicals, Plastics, Processing and Pharmaceuticals. Solvay is listed in the Euronext 100 index of top European companies. For further information please consult: www.solvay.com.

For further information please contact :

SOLVAY S.A. Headquarters
Martial Tardy
Corporate Press Officer
Telephone : 32/2/509.72.30
E-mail : martial.tardy@solvay.com
Internet : www.solvaypress.com

NIKOS GROUP
Lubov Shchaveleva
Commercial Director
+ 7 095 451 85 68
E-mail : ucc@nikos.ru

Ce communiqué de presse est également disponible en français - Dit persbericht is ook in het Nederlands beschikbaar

Notes to the editor:

- **PVC Compounds** are specialty preparations ready for use in plastics processing machines. Depending on the intended use, stabilizers, fillers, pigments, reinforcing agents, etc. can be added to the original PVC resin.

- Solvay's **Performance Compounds** activities comprise the development and production of PVC and polyolefins compounds in 12 locations worldwide and generate a total annual turnover of approximately EUR 500 million. Solvay is among the leaders in all of the markets concerned – for instance, the Group holds a global leadership position for PVC compounds and is the largest North American supplier of thermoplastic olefin (TPO) compounds for the automotive industry. These tailor-made specialties can be processed into a variety of light-weight applications as substitutes for metal parts, with essential fire-retardant and colour-matching properties, among others. Solvay's performance compounds are also developed to meet the requirements of demanding customers in the building, piping and cabling sectors.

- Solvay launched a first soda ash plant in **Russia** in the 1880s – in Berezniki. The Group rapidly built up a strong presence in Russia and Ukraine, where it operated chemical plants as well as coal mines. But the Group lost its industrial sites in Russia as a consequence of the Revolution in 1917. By that time, the Group owned in the Russian Empire two soda ash factories: in Berezniki and Lisichansk – and a mine in the Donetzk coalfield.

  In August 1997, Solvay returned to the Russian Federation with the opening of a representation office in Moscow.

  Solvay's activities in Russia are now distinguished by a rapid expansion, as highlighted by the Group's **Pharmaceuticals Sector**, whose sales in the Russian Federation surged 85% to EUR 24.5 million in 2002. In its sector, Solvay Pharmaceuticals has been the fastest growing company in Russia for the past three years, with more than 20 registered products, and 150 employees today. Six more products are currently undergoing phase III clinical trials to fuel future growth.